                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           First Interstate Bancorp
                               (Name of Issuer)

                    Common Stock, Par Value $2.00 Per Share
                        (Title of Class of Securities)

                                  320 548 100
                                (CUSIP Number)

                                David J. Parrin
                     Senior Vice President and Controller
                            First Bank System, Inc.
                               First Bank Place
                            601 Second Avenue South
                          Minneapolis, MN 55402-4302
                                (612) 973-0911
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 5, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box: [_]

Check the following box if a fee is being paid with this statement: [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 11 Pages

                            Exhibits follow Page 11

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CUSIP No. 320 548 100                            Page 2 of 11 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Bank System, Inc.
     I.R.S. Identification No. 41-0255900

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (A) [_]
     (B) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC, OO (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     15,124,121 shares (1) (including option to acquire up to 15,073,106 shares in certain circumstances) (See Item 5)

8.   SHARED VOTING POWER

     3,222 (1) (See Item 5)

9.   SOLE DISPOSITIVE POWER

     15,091,271 (1) (including option to acquire up to 15,073,106 shares in certain circumstances) (See Item 5)

10.  SHARED DISPOSITIVE POWER

     10,322 (1) (See Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,127,543 (1) (including option to acquire up to 15,073,106 shares in certain circumstances)(See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [_]

CUSIP No. 320 548 100                            Page 3 of 11 Pages


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.7% (giving effect to full exercise of option to acquire 15,073,106 shares in certain circumstances)

14.  TYPE OF REPORTING PERSON*

     HC

     (1) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES, PURSUANT TO RULE 13D-4 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. BENEFICIAL OWNERSHIP OF 15,073,106 OF SUCH SHARES IS BEING REPORTED HEREUNDER SOLELY AS A RESULT OF THE OPTION GRANTED PURSUANT TO THE STOCK OPTION AGREEMENT DESCRIBED IN ITEM 4 HEREOF. HOWEVER, FIRST BANK SYSTEM, INC. EXPRESSLY DISCLAIMS ANY BENEFICIAL OWNERSHIP OF THE 15,073,106 SHARES OF FIRST INTERSTATE BANCORP COMMON STOCK WHICH ARE OBTAINABLE BY FIRST BANK SYSTEM, INC. UPON EXERCISE OF THE OPTION BECAUSE THE OPTION IS EXERCISABLE ONLY IN THE CIRCUMSTANCES SET FORTH IN ITEM 4, NONE OF WHICH HAS OCCURRED AS OF THE DATE HEREOF.

Item 1.   Security and Issuer

     This statement relates to shares of common stock, par value $2.00 per share (the "First Interstate Common Stock"), of First Interstate Bancorp ("First Interstate"). The address of First Interstate's principal executive offices is 633 West Fifth Street, Los Angeles, California 90071.

Item 2.   Identity and Background

     (a) - (c) and (f). This statement is being filed by First Bank System, Inc., a bank holding company incorporated under the laws of the State of Delaware ("FBS"). FBS is a regional bank holding company headquartered in Minneapolis. FBS provides complete financial services to individuals and institutions through 8 banks, a savings association and other financial companies with 366 offices, located primarily in the 11 states of Minnesota, Colorado, North Dakota, South Dakota, Montana, Illinois, Wisconsin, Iowa, Kansas, Nebraska and Wyoming. The address of FBS is First Bank Place, 601 Second Avenue South, Minneapolis, Minnesota 55402-4302.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of FBS are set forth in Annex A hereto and are incorporated herein by reference.

     (d) - (e). During the last five years, neither FBS nor, to the best knowledge of FBS, any executive officer or director of FBS, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     Pursuant to the First Interstate Stock Option Agreement described in Item 4, First Interstate has granted to FBS an option to purchase up to 15,073,106 shares of First Interstate Common Stock at a price of $127.75 per share, exercisable only upon the occurrence of certain events. The exercise of such option to purchase the full number of shares of First Interstate Common Stock currently covered thereby would require aggregate funds of $1,925,589,291.50. If FBS were to purchase shares of First Interstate Common Stock pursuant to the First Interstate Stock Option Agreement, FBS currently anticipates that such funds would be provided from FBS's working capital, dividends from FBS subsidiaries and by borrowings from other sources yet to be determined.

Item 4.   Purpose of Transaction

     On November 5, 1995, FBS and First Interstate entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which a wholly owned acquisition subsidiary of FBS will be merged with and into First Interstate (the "Merger"). As a result, First Interstate will become a wholly owned subsidiary of FBS. FBS will change its name to First Interstate Bancorp upon consummation of the Merger.

     As a result of the Merger, each outstanding share of First Interstate Common Stock (excluding treasury and certain other shares) will be converted into 2.6 shares of Common Stock of FBS. Each outstanding share of preferred stock of First Interstate will be converted into one share of preferred stock of FBS with substantially identical terms as the preferred stock of First Interstate which is converted, except that shares of new preferred stock shall have such voting rights as are necessary to ensure that the Merger constitutes a tax-free reorganization. The Merger will be a tax-free reorganization and will be accounted for as a pooling of interests. The merger was announced in a press release issued by FBS and First Interstate on November 6, 1995. The Merger is subject to a number of conditions, as described in the Merger Agreement. The Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Upon the effectiveness of the Merger, the number of persons serving on the FBS Board of Directors shall be fixed at 20, 10 of whom shall be chosen from the FBS directors and 10 of whom shall be chosen from the First Interstate directors, and certain persons will be designated as officers of FBS, as more fully set forth in the Merger Agreement.

     Concurrently with the execution and delivery of the Merger Agreement, FBS entered into a Stock Option Agreement (the "FBS Stock Option Agreement") with First Interstate whereby FBS has granted to First Interstate an option to purchase up to 25,829,983 shares of FBS's Common Stock at a price of $50.875 per share, exercisable only upon the occurrence of certain events. First Interstate has also entered into a Stock Option Agreement (the "First Interstate Stock Option Agreement" and, together with the FBS Stock Option Agreement, the "Reciprocal Stock Option Agreements") with FBS whereby First Interstate has granted to FBS an option to purchase up to 15,073,106 shares of First Interstate Common Stock at a price of $127.75 per share, exercisable only upon the occurrence of certain events. Notwithstanding any other provisions of the Reciprocal Stock Option Agreements, the Total Profit (as defined) which either First Interstate or FBS, as grantee of a stock option (the "Option") issued by the other party, respectively, may realize from the Option may not exceed $100 million. The FBS Stock Option Agreement and the First Interstate Stock Option Agreement are attached hereto as Exhibits 99.2 and 99.3 and are incorporated herein by reference.

     In connection with the Merger Agreement, FBS and First Interstate also executed reciprocal termination fee letter agreements, each dated as of November 5, 1995 (collectively, the "Reciprocal Fee Letters"). Pursuant to the Reciprocal Fee Letters, FBS and First Interstate each agreed to pay the other party, subject to certain conditions, a cash fee of $25 million in the event certain initial triggering events (described therein) occur prior to or concurrently with the termination of the Merger Agreement. In addition, FBS and First Interstate each also agreed, subject to certain conditions, to pay a $100 million cash fee (which $100 million cash fee will be reduced by the initial $25 million fee, if such was previously paid), if certain subsequent events (described therein) occur within 18 months of the termination of the Merger Agreement. The Reciprocal Fee Letters are attached hereto as Exhibits 99.4 and
99.5 and are incorporated herein by reference.


                               Page 5  of  11
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     Except as set forth in this Item 4, FBS has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through
(j) of Item 4 of Schedule 13D.

     The preceding summary of certain provisions of the Merger Agreement, the First Interstate Stock Option Agreement, the FBS Stock Option Agreement and the Reciprocal Fee Letters, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.   Interest in Securities of the Issuer

     (a) and (b). Pursuant to the First Interstate Stock Option Agreement, FBS has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 15,073,106 shares of First Interstate Common Stock, which represents beneficial ownership of approximately 19.9% of the shares of First Interstate Common Stock currently outstanding. If FBS were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the First Interstate Stock Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the option granted under the First Interstate Option Agreement is exercisable, FBS disclaims beneficial ownership of such shares of First Interstate Common Stock subject to the First Interstate Stock Option Agreement.

     As of October 31, 1995, certain FBS subsidiaries may be deemed to be the beneficial owner of 54,437 shares of First Interstate Common Stock, which shares are held in a fiduciary capacity. FBS has sole voting power with respect to 51,015 of such shares, shared voting power with respect to 3,222 of such shares, sole investment power with respect to 18,165 of such shares and shared investment power as to 10,322 of such shares. Such shares represent approximately 16.7% of the outstanding shares of First Interstate Common Stock giving effect to the full exercise of the First Interstate Stock Option Agreement. FBS disclaims beneficial ownership of all of such shares.

     To the best of its knowledge, no executive officer or director of FBS beneficially owns any shares of First Interstate Common Stock.


                               Page 6  of  11
                                   ----   ----
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     (c) Except as described above, and except to the extent of transactions in a fiduciary capacity, there have been no transactions in shares of First Interstate Common Stock by FBS, or, to the best knowledge of FBS, any of FBS's executive officers and directors during the past 60 days.

     (d) As described in paragraph (a) and (b) above, FBS and various subsidiaries of FBS may be deemed to be beneficial owners of shares of First Interstate Common Stock in trust accounts for customers with sole, shared or no investment powers. The beneficiaries of such trust accounts have the power to direct the payment of dividends and proceeds from the sale of such shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth in Items 3, 4 and 5, neither FBS nor, to the best knowledge of FBS, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of First Interstate.

Item 7.   Material to be Filed as Exhibits

  (99.1) Agreement and Plan of Merger, dated as of November 5, 1995, among FBS, Eleven Acquisition Corp. and First Interstate.

  (99.2) Stock Option Agreement, dated as of November 5, 1995, between First Interstate and FBS.

  (99.3) Stock Option Agreement, dated as of November 5, 1995, between FBS and First Interstate.

  (99.4) Termination Fee Letter Agreement, dated as of November 5, 1995, between FBS and First Interstate.

  (99.5) Termination Fee Letter Agreement, dated as of November 5, 1995, between First Interstate and FBS.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 15, 1995

                                 FIRST BANK SYSTEM, INC.


                                 /s/ David J. Parrin
                                 _______________________
                                 David J. Parrin
                                 Senior Vice President and Controller

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

                                                                         ANNEX A
                            Identity and Background
                            -----------------------

     The following table sets forth the names, addresses and principal occupations of the executive officers and directors of FBS. Each such person is a citizen of the United States.

           Name                       Address                  Occupation
---------------------------  --------------------------  -----------------------
[S]                          [C]                         [C]
John F. Grundhofer           First Bank System, Inc.     Chairman, President
(Director and Executive      First Bank Place            and Chief Executive
Officer)                     601 Second Avenue South     Officer
                             Minneapolis, MN 55402-4302


Roger L. Hale                701 North Lilac Drive       President and Chief
(Director)                   P.O. Box 1452               Executive Officer,
                             Minneapolis, MN 55440       TENNANT Company


Delbert W. Johnson           1717 W. River Road N.       Chairman, President
(Director)                   Minneapolis, MN 55411       and Chief Executive
                                                         Officer of Pioneer
                                                         Metal Finishing Company


Norman M. Jones              5041 Interlachen Bluff      Chairman, First Bank,
(Director)                   Edina, MN  55436            fsb


John H. Kareken              271-19th Avenue South       Professor of Banking
(Director)                   Minneapolis, MN 55455       and Finance, Curtis L.
                                                         Carlson School of
                                                         Management, University
                                                         of Minnesota


Richard L. Knowlton          1 Hormel Place              Chairman, Hormel Foods
(Director)                   Austin, MN 55912            Corporation


Jerry W. Levin               625 Madison Avenue          President and Chief
(Director)                   New York, NY  10022         Executive Officer,
                                                         Revlon, Inc.

Kenneth A. Macke             5500 Wayzata Boulevard      General Partner, Macke
(Director)                   Suite 950                   Partners
                             Golden Valley, MN 55416

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

Marilyn C. Nelson            Carlson Parkway             Vice Chair and
(Director)                   12755 State Highway 55      Director, Carlson
                             Minneapolis, MN 55441       Holdings, Inc.


Edward J. Phillips           25 Main Street SE           Chairman and Chief
(Director)                   Minneapolis, MN  55414      Executive Officer,
                                                         Phillips Beverage
                                                         Company


James J. Renier              First Bank Place            Chairman of the
(Director)                   Suite 4925                  Executive Committee,
                             Minneapolis, MN  55402      Honeywell Inc.


S. Walter Richey             1600 International Centre   President and Chief
(Director)                   Minneapolis, MN  55402      Executive Officer,
                                                         MERITEX Inc.


Richard L. Robinson          646 Bryant Street           Chairman and Chief
(Director)                   Denver, Colorado 80204      Executive Officer,
                                                         Robinson Dairy, Inc.


Richard L. Schall            80 South 8th Street         Retired Vice Chairman
(Director)                   4900 IDS Center             of the Board, Dayton
                             Minneapolis, MN 55402       Hudson Corporation


Lyle E. Schroeder            1100 South Euclid Avenue    President and Chief
(Director)                   Sioux Falls, SD 57105       Executive Officer,
                                                         Sioux Valley Hospital


William F. Farley            First Bank System, Inc.     Vice Chairman
(Executive Officer)          First Bank Place
                             601 Second Avenue South
                             Minneapolis, MN 55402-4302


Richard A. Zona              First Bank System, Inc.     Vice Chairman and
(Executive Officer)          First Bank Place            Chief Financial Officer
                             601 Second Avenue South
                             Minneapolis, MN 55402-4302


Philip G. Heasley            First Bank System, Inc.     Vice Chairman and
(Executive Officer)          First Bank Place            President, Retail
                             601 Second Avenue South     Product Group
                             Minneapolis, MN 55402-4302

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

Daniel C. Rohr               First Bank System, Inc.     Executive Vice
(Executive Officer)          First Bank Place            President, Commercial
                             601 Second Avenue South     Banking Group
                             Minneapolis, MN 55402-4302


J. Robert Hoffmann           First Bank System, Inc.     Executive Vice
(Executive Officer)          First Bank Place            President and Chief
                             601 Second Avenue South     Credit Officer
                             Minneapolis, MN 55402-4302


John M. Murphy, Jr.          First Bank System, Inc.     Chairman and Chief
(Executive Officer)          First Bank Place            Investment Officer,
                             601 Second Avenue South     First Trust National
                             Minneapolis, MN 55402-4302  Association


Lee R. Mitau                 First Bank System, Inc.     Executive Vice
(Executive Officer)          First Bank Place            President, Secretary
                             601 Second Avenue South     and General Counsel
                             Minneapolis, MN 55402-4302


Robert H. Sayre              First Bank System, Inc.     Executive Vice
(Executive Officer)          First Bank Place            President, Human
                             601 Second Avenue South     Resources
                             Minneapolis, MN 55402-4302


Elizabeth A. Malkerson       First Bank System, Inc.     Senior Vice President,
(Executive Officer)          First Bank Place            Corporate Relations
                             601 Second Avenue South
                             Minneapolis, MN 55402-4302


David R. Edstam              First Bank System, Inc.     Senior Vice President
(Executive Officer)          First Bank Place            and Treasurer
                             601 Second Avenue South
                             Minneapolis, MN 55402-4302


Larry S. Crawford            First Bank System, Inc.     Senior Vice President,
(Executive Officer)          First Bank Place            Retail and Community
                             601 Second Avenue South     Banking
                             Minneapolis, MN 55402-4302


David J. Parrin              First Bank System, Inc.     Senior Vice President
(Executive Officer)          First Bank Place            and Controller
                             601 Second Avenue South
                             Minneapolis, MN 55402-4302

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



Exhibit Number                          Description
--------------                          -----------

99.1                                    Agreement and Plan of Merger, dated as
                                        of November 5, 1995, among FBS,
                                        Eleven Acquisition Corp. and First
                                        Interstate.

99.2 Stock Option Agreement, dated as of November 5, 1995, between First Interstate and FBS.

99.3 Stock Option Agreement, dated as of November 5, 1995, between FBS and First Interstate.

99.4 Termination Fee Letter Agreement, dated as of November 5, 1995, between FBS and First Interstate.

99.5 Termination Fee Letter Agreement, dated as of November 5, 1995, between First Interstate and FBS.